Exhibit 99.1

BVI COMPANY NUMBER: 2118556

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

YY Group Holding Limited

Incorporated on the 21st day of February, 2023

(As amended and restated by a resolution of shareholders passed on 8 November, 2023 and filed on 10 November, 2023)

(As further amended and restated by resolutions of shareholders passed on 31 December, 2025 and filed on 16 January, 2026)

INCORPORATED AND REGISTERED IN THE

BRITISH VIRGIN ISLANDS

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT, 2004

MEMORANDUM OF ASSOCIATION

OF

YY Group Holding Limited

A COMPANY LIMITED BY SHARES

(As amended and restated by a resolution of shareholders passed on 8 November, 2023 and filed on 10 November, 2023)

(As further amended and restated by resolutions of shareholders passed on 31 December, 2025 and filed on 16 January, 2026)

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Memorandum and the Articles , if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act, 2004 (No. 16 of 2004) (as amended) and includes the regulations made under the Act;

“Articles” means the Articles of Association of the Company;

“Chairman” means the chairman of the directors of the Company, as appointed in accordance with Regulation

12;

“Class A Ordinary Share” means an Ordinary Share of no par value in the Company, designated as a Class A Ordinary Share and having the rights provided for in this Memorandum;

“Class B Ordinary Share” means an Ordinary Share of no par value in the Company, designated as a Class B Ordinary Share and having the rights provided for in this Memorandum;

“Designated Stock Exchange” means any stock exchange in the United States of America on which any Shares are listed for trading;

“Distribution” in relation to a distribution by the Company to a Shareholder means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder, or the incurring of a debt to or for the benefit of a Shareholder, in relation to Shares held by a Shareholder, and whether by means of the purchase of an asset, the purchase, redemption or other acquisition of Shares, a transfer of indebtedness or otherwise, and includes a dividend;

“Listing Rules” means the applicable SEC marketplace rules which apply to the Company for so long as the Company has Shares listed on a Designed Stock Exchange, such rules as amended or replaced from time to time;

“Memorandum” means this Memorandum of Association of the Company;

“Person” includes individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

“Registrar” means the Registrar of Corporate Affairs appointed under section 229 of the Act;

“Resolution of Directors” means either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors of the Company. A written resolution consented to in such manner may consist of several documents including written electronic communication, in like form each signed or assented to by one or more directors.

“Resolution of Shareholders” means either:

(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of in excess of 50 percent of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by a majority of in excess of 50 percent of the votes of Shares entitled to vote thereon;

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“SEC” means the United States’ Securities and Exchange Commission;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire Shares or debt obligations;

“Share” means a Class A Ordinary Share or a Class B Ordinary Share issued or to be issued by the Company;

“Shareholder” means a Person whose name is entered in the register of members as the holder of one or more Shares or fractional Shares;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“Written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2.	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	headings are for convenience only and do not affect interpretation;

(b)	the singular includes the plural and the converse;

(c)	a reference to any person, corporation, trust, partnership, unincorporated body or other entity includes any of them;

(d)	a reference to legislation (or to a provision of it) includes a modification or re enactment of it, a legislative provision substituted for it and any regulation, order or other statutory instrument issued under it;

(e)	where a word or phrase is defined, its other grammatical forms have a corresponding meaning;

(f)	a reference to writing includes any method of representing or reproducing words in a visible form, whether by electronic, digital, magnetic or any other means and includes emails and faxes;

(g)	where the directors have delegated any of their powers to a committee or person, a reference to a resolution of directors in relation to the exercise of that power is to be construed accordingly;

(h)	a “Regulation” is a reference to a regulation of the Articles;

(i)	a “Clause” is a reference to a clause of the Memorandum;

(j)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(k)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended or, in the case of the Act, any re-enactment thereof and any subsidiary legislation made thereunder; and

(l)	the singular includes the plural and vice versa.

1.3.	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and the Articles unless otherwise defined herein.

1.4.	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and the Articles.

2.	NAME

The name of the Company is YY Group Holding Limited.

3.	STATUS

The Company is a company limited by Shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1.	The first registered office of the Company is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands, the office of the first registered agent.

4.2.	The first registered agent of the Company is Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

4.3.	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4.	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

4.5.	The registered agent shall:

(a)	act on the instructions of the directors of the Company if those instructions are contained in a Resolution of Directors and a copy of the Resolution of Directors is made available to the registered agent; and

(b)	recognise and accept the appointment or removal of a director or directors by Shareholders.

5.	CAPACITY AND POWERS

5.1.	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of paragraph (a), full rights, powers and privileges.

5.2.	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1.	The Company is authorised to issue an unlimited number of no par value Shares, which shall be divided as follows:

(a)	Class A Ordinary Shares; and

(b)	Class B Ordinary Shares (up to a maximum number of 5,000,000 Class B Ordinary Shares), or any combination of the above types of Shares.

6.2.	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.3.	Shares may be issued in one or more series of Shares as the directors may by Resolution of Directors determine from time to time.

7.	RIGHTS ATTACHING TO THE SHARES

7.1.	Class A Ordinary Shares

Each Class A Ordinary Share confers on the holder the following rights:

(a)	one vote on each Resolution of Shareholders;

(b)	an equal share in any distribution paid by the Company in accordance with the Act and the Articles; and

(c)	an equal share in the distribution of any surplus assets of the Company on its liquidation.

7.2.	Class B Ordinary Shares

Each Class B Ordinary Share confers on the holder the following rights:

(a)	five hundred votes on each Resolution of Shareholders;

(b)	no right to share in any distribution paid by the Company; and

(c)	no share in the distribution of any surplus assets of the Company on its liquidation.

7.3.	No Class A Ordinary Share or Class B Ordinary Share shall be convertible to any other class of share at any time.

8.	SHARE REPURCHASE

8.1.	The Company may by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

9.	LISTING ON A DESIGNATED STOCK EXCHANGE

If the Company has a class of Shares listed on a Designated Stock Exchange, the following provisions apply:

(a)	any action prohibited by the applicable Listing Rules shall not be taken;

(b)	nothing contained in this Memorandum or the Articles prevents any action being taken which is required by the applicable Listing Rules;

(c)	authority is given for any act to be done or not done (as the case may be) where required by the applicable Listing Rules;

(d)	the Company shall promptly amend this Memorandum or the Articles to rectify any provision of this Memorandum or the Articles which is or becomes inconsistent with the applicable Listing Rules, provided that no act required to be done by the applicable Listing Rules is contrary to or otherwise prohibited by the Act.

10.	VARIATION OF RIGHTS

If at any time the Shares are divided into different classes, the rights attached to any class may only be varied, whether or not the Company is in liquidation, with the consent in writing of or by a resolution passed at a meeting by the holders of not less than 50 percent of the issued Shares in that class.

11.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

12.	REGISTERED SHARES

12.1.	The Company shall issue registered Shares only.

12.2.	The Company is not authorized to issue bearer Shares, convert registered Shares to bearer Shares or exchange registered Shares for bearer Shares.

13.	TRANSFER OF SHARES

13.1.	The Class B Ordinary Shares are not transferrable, and no Class B Ordinary Share shall be transferred by a Shareholder to any person at any time, save where such transfer is made:

(a)	pursuant to any surrender, repurchase or redemption under Regulation 3; or

(b)	by the personal representative of a deceased Shareholder under Sub-Regulation 6.5.

13.2	The Company shall, on receipt of an instrument of transfer complying with Clause 13.1 and Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

13.3	Subject to Clause 13.1, the directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

14.	AMENDMENT OF THE MEMORANDUM AND THE ARTICLES

14.1.	Subject to Clause 9, the Company may amend the Memorandum or the Articles by Resolution of Shareholders or by Resolution of Directors, save that no amendment may be made by Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or the Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or the Articles;

(c)	in circumstances where the Memorandum or the Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 9, 10 or this Clause 14.

14.2.	Any amendment of the Memorandum or the Articles will take effect on the registration by the Registrar of a notice of amendment, or restated Memorandum and Articles, filed by the registered agent.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 21st day of February, 2023.

Incorporator

(Sd.) Rexella D. Hodge
Authorised Signatory
Vistra (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS THE BVI BUSINESS COMPANIES ACT, 2004

ARTICLES OF ASSOCIATION

OF

YY Group Holding Limited

A COMPANY LIMITED BY SHARES

(As amended and restated by resolution of shareholder passed on 8 November, 2023 and filed on 10 November, 2023)

(As further amended and restated by resolutions of shareholders passed on 31 December, 2025 and filed on 16 January, 2026)

1.	REGISTERED SHARES

1.1.	Nothing in the Memorandum or these Articles shall require title to any Share to be evidenced by a share certificate to the extent the Act, the applicable Listing Rules, or any other laws, rules, procedures or other requirements applicable to shares listed on a Designated Stock Exchange permit otherwise.

1.2.	Subject to and in accordance with the Act and the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), the directors, without further consultation with any Shareholder, may resolve that any class or series of Shares in issue, or to be issued, from time to time, may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form.

1.3.	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by Resolution of Directors.

1.4.	If several Persons are registered as joint holders of any Shares, any one of such Persons may give an effectual receipt for any Distribution.

2.	SHARES

2.1.	Shares and other Securities may be issued at such times, to such Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3.	A Share may be issued for consideration in any form or a combination of forms, including money, a promissory note, or other written obligation to contribute money or property, real property, personal property (including goodwill and know-how), services rendered or a contract for future services.

2.4.	The consideration for a Share with par value shall not be less than the par value of the Share. If a Share with par value is issued for consideration less than the par value, the person to whom the Share is issued is liable to pay to the Company an amount equal to the difference between the issue price and the par value.

2.5.	A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

2.6.	No Shares may be issued for a consideration, which is in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

(b)	that, in the opinion of the directors, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.7.	The consideration paid for any Share, whether a par value Share or a no par value Share, shall not be treated as a liability or debt of the Company for the purposes of:

(a)	the solvency test in Regulations 3 and 18; and

(b)	sections 197 and 209 of the Act.

2.8.	The Company shall keep a register (the “register of members”) containing:

(a)	the names and addresses of the Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder, including the nature of the associated rights unless such rights are contained in the Memorandum or these Articles;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Person ceased to be a Shareholder.

2.9.	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.10.	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1.	The Company may purchase, redeem or otherwise acquire and hold its own Shares in such manner and upon such other terms as the directors may agree with the relevant Shareholder(s) save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.	The Company may acquire its own fully paid Share or Shares for no consideration by way of surrender of the Share or Shares to the Company by the Shareholder holding the Share or Shares. Any surrender of a Share or Shares under this Sub-Regulation 3.2 shall be in writing and signed by the Shareholder holding the Share or Shares.

3.3.	The Company may only offer to purchase, redeem or otherwise acquire Shares if the Resolution of Directors authorising the purchase, redemption or other acquisition contains a statement that the directors are satisfied, on reasonable grounds, that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.4.	Sections 60 (Process for acquisition of own Shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.5.	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.6.	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.7.	Treasury Shares may be transferred by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and the Articles) as the Company may by Resolution of Directors determine.

3.8.	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, Shares having more than 50 percent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4.	MORTGAGES AND CHARGES OF SHARES

4.1.	Subject to the Act and the Listing Rules, Shareholders may mortgage or charge their Shares.

4.2.	There shall be entered in the register of members at the written request of the Shareholder:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3.	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares, without the written consent of the named mortgagee or chargee.

5.	FORFEITURE

5.1.	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation.

5.2.	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.	The Company is under no obligation to refund any moneys to a Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1.	Subject to the Clause 13 of the Memorandum, and Regulation 6.2, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company for registration.

6.2.	Where Shares are listed on a Designated Stock Exchange, the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares listed on a Designated Stock Exchange (including, but not limited to, the applicable Listing Rules), notwithstanding any other provision in the Memorandum or these Articles.

6.3.	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.4.	Subject to Regulation 6.2, if the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.5.	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.	The Chairman or the directors of the Company by way of simple majority decision may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2.	Upon the written request of Shareholders entitled to exercise 30 percent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3.	The director convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members and are entitled to vote at the meeting; and

(b)	the other directors.

7.4.	The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5.	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding more than 50 percent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6.	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8.	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9.	The instrument appointing a proxy shall be in substantially the following form or such other form as the Chairman shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

[COMPANY NAME]

(the “Company”

I/We, ……………………………, being a Shareholder of the Company HEREBY APPOINT…………………………………of......................................................or failing him………..………………of.............................................to be my/our proxy to vote for me/us at the mee ting of Shareholders to be held on the……day of , 20……and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this ……day of ……………20…………

………………………… Shareholder

7.10.	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11.	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12.	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than those Shareholders entitled to exercise at least one-third of the voting rights of the Shares entitled to vote on all matters to be considered at the meeting (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum (whatever the number of shares held by them). A quorum may comprise a single Shareholder or proxy and then such person may pass a Resolution of Shareholders and a certificate signed by such person accompanied where such person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting a quorum per the adjourned meeting provisions noted in Regulation 7.13 in person or by proxy are present, such persons shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14.	At every meeting of Shareholders, the Chairman (as appointed by the board of directors pursuant to Regulation 12) shall preside as chairman of the meeting. If there is no Chairman or if the Chairman is not present at the meeting, the directors present shall by a simple majority choose one of their number to be the Chairman for the purpose of such meeting and references to Chairman in this Regulation 7 shall mean either (a) the Chairman (as appointed by the board of directors pursuant to Regulation 12) or (b) the alternate chairman (as appointed by a simple majority decision of the directors pursuant to this Sub-Regulation 7.14).

7.15.	The Chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16.	At any meeting of the Shareholders the Chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the Chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the Chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the Chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the Chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17.	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18.	Any Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Shareholder which he represents as that Shareholder could exercise if it were an individual.

7.19.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Person shall be disregarded.

7.20.	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21.	An action that may be taken by the Shareholders at a meeting may also be taken by a resolution consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Shareholders holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.	DIRECTORS

8.1.	The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors.

8.2.	No person shall be appointed as a director, alternate director, or nominated as a reserve director, of the Company unless he has consented in writing to be a director, alternate director or to be nominated as a reserve director respectively.

8.3.	Subject to Sub-Regulation 8.1, the minimum number of directors shall be one and there shall be no maximum number.

8.4.	Each director holds office for the term, if any, fixed by the Resolution of Shareholders or the Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.5.	A director may be removed from office,

(a)	with or without cause, by Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by more than 50 percent of the votes of the Shareholders of the Company entitled to vote; or

(b)	with cause, by Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.6.	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act or the Listing Rules.

8.7.	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.8.	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9.	Where the Company only has one Shareholder who is an individual and that Shareholder is also the sole director of the Company, the sole Shareholder/director may, by instrument in writing, nominate a person who is not disqualified from being a director of the Company as a reserve director of the Company to act in the place of the sole director in the event of his death.

8.10.	The nomination of a person as a reserve director of the Company ceases to have effect if:

(a)	before the death of the sole Shareholder/director who nominated him,

(i)	he resigns as reserve director, or

(ii)	the sole Shareholder/director revokes the nomination in writing; or

(b)	the sole Shareholder/director who nominated him ceases to be able to be the sole Shareholder/director of the Company for any reason other than his death.

8.11.	The Company shall keep a register of directors (the “register of directors”) containing:

(a)	in the case of an individual director or alternate director, the particulars stated in section 118A(1)(a) of the Act;

(b)	in the case of a corporate director, the particulars stated in section 118A(1)(b) of the Act; and

(c)	such other information as may be prescribed by the Act.

8.12.	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.13.	The Company shall file for registration with the Registrar a copy of its register of directors (and any changes to the register of directors) in accordance with the provisions of the Act.

8.14.	The directors may, by Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.15.	A director is not required to hold a Share as a qualification to office.

8.16.	A director, by written instrument deposited at the registered office of the Company may from time to time appoint another director or another person who is not disqualified for appointment as a director under section 111 of the Act or the Listing Rules to be his alternate to:

(a)	exercise the appointing director’s powers; and

(b)	carry out the appointing director’s responsibilities,

in relation to the taking of decisions by the directors in the absence of the appointing director.

8.17.	No person shall be appointed as an alternate director unless he has consented in writing to be an alternate director. The appointment of an alternate director does not take effect until written notice of the appointment has been deposited at the registered office of the Company.

8.18.	The appointing director may, at any time, terminate or vary the alternate’s appointment. The termination or variation of the appointment of an alternate director does not take effect until written notice of the termination or variation has been deposited at the registered office of the Company, save that if a director shall die or cease to hold the office of director, the appointment of his alternate shall thereupon cease and terminate immediately without the need of notice.

8.19.	An alternate director has no power to appoint an alternate, whether of the appointing director or of the alternate director.

8.20.	An alternate director has the same rights as the appointing director in relation to any directors’ meeting and any written resolution of directors circulated for written consent. Unless stated otherwise in the notice of the appointment of the alternate, or a notice of variation of the appointment, if undue delay or difficulty would be occasioned by giving notice to a director of a resolution of which his approval is sought in accordance with these Articles his alternate (if any) shall be entitled to signify approval of the same on behalf of that director. Any exercise by the alternate director of the appointing director’s powers in relation to the taking of decisions by the directors is as effective as if the powers were exercised by the appointing director. An alternate director does not act as an agent of or for the appointing director and is liable for his own acts and omissions as an alternate director.

8.21.	The remuneration of an alternate director (if any) shall be payable out of the remuneration payable to the director appointing him (if any), as agreed between such alternate and the director appointing him.

9.	POWERS OF DIRECTORS

9.1.	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act, the Listing Rules or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2.	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3.	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4.	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5.	The continuing directors may act notwithstanding any vacancy in their body.

9.6.	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.7.	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8.	For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.	PROCEEDINGS OF DIRECTORS

10.1.	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2.	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3.	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4.	A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5.	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.6.	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.7.	At meetings of directors at which the Chairman is present, he shall preside as chairman of the meeting. If there is no Chairman or if the Chairman is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.8.	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing or by telex, telegram, cable or other written electronic communication by a majority of the directors or by a majority of the members of the committee, as the case may be, without the need for any notice. A written resolution consented to in such manner may consist of several documents, including written electronic communication, in like form each signed or assented to by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1.	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2.	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint or remove directors;

(e)	to appoint or remove an agent;

(f)	to approve a plan of merger, consolidation or arrangement;

(g)	to make a declaration of solvency or to approve a liquidation plan; or

(h)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.	Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5.	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1.	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of the Chairman, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2.	The Chairman may be appointed by a majority decision of the directors of the Company, and may be removed and replaced by a majority decision of the directors of the Company.

12.3.	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.4.	The emoluments of all officers shall be fixed by Resolution of Directors.

12.5.	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.6.	The directors may, by Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company.

12.7.	An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the following:

(a)	to amend the Memorandum or the Articles;

(b)	to change the registered office or agent;

(c)	to designate committees of directors;

(d)	to delegate powers to a committee of directors;

(e)	to appoint or remove directors;

(f)	to appoint or remove an agent;

(g)	to fix emoluments of directors;

(h)	to approve a plan of merger, consolidation or arrangement;

(i)	to make a declaration of solvency or to approve a liquidation plan;

(j)	to make a determination that immediately after a proposed Distribution the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due; or

(k)	to authorise the Company to continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands.

12.8.	The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company.

12.9.	The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.	CONFLICT OF INTERESTS

13.1.	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry into the transaction or disclosure of the interest, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.	Subject to the Act and the Listing Rules, a director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1.	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

14.2.	Subject to the Act and the Listing Rules, the indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3.	For the purposes of Sub-Regulation 14.2, a director acts in the best interests of the Company if he acts in the best interests of

(a)	the Company’s holding company; or

(b)	a Shareholder or Shareholders;

in either case, in the circumstances specified in Sub-Regulation 9.3 or the Act, as the case may be.

14.4.	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.5.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.6.	Expenses, including legal fees, incurred by a director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director to repay the amount if it shall ultimately be determined that the director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1.

14.7.	Expenses, including legal fees, incurred by a former director in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the former director to repay the amount if it shall ultimately be determined that the former director is not entitled to be indemnified by the Company in accordance with Sub-Regulation 14.1 and upon such terms and conditions, if any, as the Company deems appropriate.

14.8.	The indemnification and advancement of expenses provided by, or granted pursuant to, this section is not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Shareholders, resolution of disinterested directors or otherwise, both as acting in the person’s official capacity and as to acting in another capacity while serving as a director of the Company.

14.9.	If a person referred to in Sub-Regulation 14.1 has been successful in defence of any proceedings referred to in Sub-Regulation 14.1, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

14.10.	Subject to the Act and the applicable Listing Rules, the Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.	RECORDS AND UNDERLYING DOCUMENTATION

15.1.	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors;

(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years; and

(e)	any document required to be maintained to comply with the Listing Rules.

15.2.	Until the directors determine otherwise by Resolution of Directors the Company shall keep the original register of members and original register of directors at the office of its registered agent.

15.3.	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.4.	Where the original register of members or the original register of directors is maintained other than at the office of the registered agent, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	the records and underlying documentation of the Company;

(b)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(c)	minutes of meetings and Resolutions of Directors and committees of directors; and

(d)	an impression of the Seal.

15.6.	The records and underlying documentation of the Company shall be in such form as:

(a)	are sufficient to show and explain the Company’s transactions; and

(b)	will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

15.7.	The Company shall retain the records and underlying documentation required by the Listing Rules and in any event for a period of at least five years from the date:

(a)	of completion of the transaction to which the records and underlying documentation relate; or

(b)	the Company terminates the business relationship to which the records and underlying documentation relate.

15.8.	Where the records and underlying documentation of the Company are kept at a place or places other than at the office of its registered agent, the Company shall provide the registered agent with a written:

(a)	record of the physical address of the place at which the records and underlying documentation are kept; and

(b)	record of the name of the person who maintains and controls the Company’s records and underlying documentation.

15.9.	Where the place or places at which the records and underlying documentation of the Company, or the name of the person who maintains and controls the Company’s records and underlying documentation, change, the Company shall, within 14 days of the change, provide its registered agent with:

(a)	the physical address of the new location of the records and underlying documentation; or

(b)	the name of the new person who maintains and controls the Company’s records and underlying documentation.

15.10.	The Company shall file with its registered agent in accordance with section 98A(2) of the Act, financial returns in respect of each calendar year, or if the Company’s fiscal or financial year is not a calendar year, the fiscal or financial year of the Company.

15.11.	Unless otherwise determined by a Resolution of Directors, the financial year of the Company shall end on the 31st of December in each year.

15.12.	The Company shall provide its registered agent without delay any records and underlying documentation in respect of the Company that the registered agent requests pursuant to the Act or that the Company is required to file with its registered agent pursuant to the Act.

15.13.	The records and underlying documentation kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act, 2001 (No. 5 of 2001) as from time to time amended or re-enacted.

16.	REGISTER OF CHARGES

16.1.	The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

16.2.	Where a change occurs in the relevant charges or in the details of the charges required to be recorded in the Company’s register of charges maintained in accordance with Sub-Regulation 16.1, the Company shall, within 14 days of the change occurring, transmit details of the change to the registered agent.

17.	SEAL

The Company shall have a Seal and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS

18.1.	The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.	Distributions may be paid in money, Shares, or other property.

18.3.	Notice of any Distribution that may have been declared shall be given to each relevant Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.	No Distributions shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1.	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.	The Company may by Resolution of Shareholders or by Resolution of Directors call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.	The Company may by Resolution of Shareholders or by Resolution of Directors call for the accounts to be examined by auditors.

19.4.	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by Resolution of Shareholders or by Resolution of Directors.

19.5.	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6.	The remuneration of the auditors of the Company may be fixed by Resolution of Directors.

19.7.	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

19.8.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	NOTICES

20.1.	Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

20.2.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

20.3.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21.	VOLUNTARY LIQUIDATION

The Company may by Resolution of Shareholders or, subject to section 199(2) of the Act, by Resolution of Directors appoint an eligible individual physically resident in the British Virgin Islands for not less than 180 days prior to his or her appointment, as voluntary liquidator.

22.	CONTINUATION

The Company may by Resolution of Shareholders or by a Resolution of Directors, subject to section 184(1) of the Act, continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, Vistra (BVI) Limited of Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 21st day of February, 2023.

Incorporator

(Sd.) Rexella D. Hodge
Authorised Signatory
Vistra (BVI) Limited